

April 13, 2012

Via E-mail
Daniel J. Churay
Executive Vice President and General Counsel
MRC Global Inc.
2 Houston Center
909 Fannin, Suite 3100
Houston, TX 77010

   Re: MRC Global Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed March 5, 2012
     File No. 333-153091

Dear Mr. Churay:

  As of April 11, 2012, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Craig Slivka, for

             Pamela Long
             Assistant Director

cc: Michael A. Levitt, Esq., (*via e-mail*)
   Fried, Frank, Harris, Shriver & Jacobson LLP